       =================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   AMENDMENT 2
                                       TO
                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                            CETEK TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in Its Charter)




             Delaware                                  84-0925366
             ---------                                 -----------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)


                               19 Commerce Street
                          Poughkeepsie, New York 12603
                    (Address of principal executive offices)


                                 (914) 452-3510
                (Issuer's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:


        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered
        -------------------                   ------------------------------


           Not applicable                             Not applicable


           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, par value $0.001 per share
       ==================================================================

ITEM 1.           Description of Business

Introduction General

Introduction

Cetek Technologies, Inc. (the "Company"), through its wholly owned subsidiary Cetek Corporation (the "Subsidiary"), is engaged in the manufacturing and development of materials such as ceramics. The Company has derived substantially all its revenues from the fulfillment of orders for its contract manufacturing operations. Nevertheless, its main focus since 1993 has been directed towards the research and development of an improved manufacturing process for advanced ceramics. Advanced ceramics are ceramics that require special engineering and are used in electronics and other specialized applications. In 1999 the Company did not derive any revenues from the sale of products utilizing its process.

The Subsidiary has been in continuous operation since November, 1987. In 1994 the Subsidiary was acquired by Darcy Corporation. Darcy had previously acquired all of the issued and outstanding shares of capital stock of Cetek in a share exchange, pursuant to which Darcy issued an aggregate of 13,845,000 of its common stock to the holders of all the issued and outstanding shares of stock of Cetek (approximately 91% of the outstanding Darcy shares, post acquisition).

The Company's executive offices and manufacturing facility are located at 19 Commerce Street, Poughkeepsie, New York 12603, telephone (914) 452-3510, fax number (914) 454-3524. As used herein, unless otherwise indicated by the context the term "Company" refers to the Company and its Subsidiary.

Contract Manufacturing

The Company has operated a contract manufacturing operation since 1988, handling general precision machining, sheet metal fabrication and welding, electronic manufacturing and testing, and general design of metal components and systems.

The Company as a contract manufacturer completes orders for original equipment manufacturers and others. The Company completes the manufacturing in accordance with the specifications of its customer. Upon completion the products are shipped to the customer or other parties for assembly by the client. The Company has a full array of equipment to fulfill its contracts which are obtained by an officer of the Company. The Company does not maintain a separate sales force for this purpose.

The equipment and personnel of the Company's fabricating facilities are also utilized in the Company's proposed ceramic business. There are 14 employees engaged in this business.

In connection with its contract manufacturing, since 1997 the Company has maintained business relations with Pitney Bowes and Circon ACMI both of which are unaffiliated with the Company.

The Company's relationships with these clients have accounted for approximately 80% of the Company's sales in 1998 and the first nine months of 1999. Pitney Bowes accounted for 61.3% and 55.7% of the Company's revenues in 1999 and the first nine months of 1998 respectively. Circon ACMI accounted for 22.6% and 31.6% of the Company's revenues in 1998 and the first nine months of 1999 respectively.

Ceramic Industry Background

Ceramics have been used by man for centuries in the form of bricks, tile, and glass. In recent years, the processing methods have dramatically improved, creating a new generation of advanced ceramic material which is lighter, stronger and more durable than its metal counterparts. Advanced ceramic materials can be broadly categorized as electronic ceramics and structural ceramics. Electronic ceramics are used as substrates (or the base upon which circuits and other components are affixed for electronic products.) The substrates are used in computers, medical equipment, communication equipment and consumer products. Structural ceramics used in aerospace defense design, bioceramics and environmental products, heat engines, wear parts and cutting tools. Structural ceramics, for example, have been used in car engines and military aircraft and helicopters as form of bullet-proof window protection.

Advanced ceramics are expected to continue their growth. It is estimated that the electronic ceramics will continue to hold the largest market share of the U.S. advanced ceramics materials, while substantial growth will occur in the structural ceramics market.

Cetek Process

The Company has been engaged in developing a process (the "Cetek Process") to produce ceramic products at lower production costs with possible enhanced qualities. Most ceramic products are produced by mixing various raw materials (alumina, silica and dozens of other compounds) and then sintered or heated in a high temperature furnace until the mixture becomes hard. Varying mixing procedures may also be used as well as different sintering methods varying temperature, heating duration and other factors. Thus, there are wide array of variables in manufacturing specific ceramic products. The final ceramic products have different properties of hardness, thickness, heat resistance, durability, electric resistance and other properties depending on the various elements of process used.

Generally, the surface of the final ceramic product is not smooth. This requires machining, grinding and polishing to smooth the ceramic surface. These machining steps add cost to the final product. Machining also lessens the ability to affix electronic circuitry to a substrate. In addition, machining may lead to breakage of the product and in some instances cause microfissures which reduces the quality of the product.

Over the last several years the Company has been engaged in the development of the Cetek Process. The process involves proprietary formulations, mixing and sintering procedures and results in a ceramic product which is smooth and requires little or no machining thereby reducing or eliminating machining costs. Products manufactured with the Cetek Process have enhanced qualities because of the absence of microfissures caused by the machining process. The Company has utilized the Cetek Process to produce mulite, cordierite and perovsite and other commonly used ceramic materials.

In the first quarter of 2000 and in 1998 and 1999 the Company produced various samples utilizing the Cetek Process and have had the resulting products tested internally and by third parties including an independent laboratory of a university at which a director was employed. While the Company has not received orders it has engaged in marketing activity. It has had discussions with several potential customers and supplied products for internal testing by these potential customers. It is also working with a customer to develop specifications for and testing a product which the customer may utilize. The customer has agreed to reimburse a portion of the expense involved in developing this product.

During the development period prior to November, 1999 the Company had derived no revenues from its ceramic operations. However, in 1997 it performed an agreement by New York State Energy Research and Development Authority relating to development of certain sintering procedures used in the development of the Cetek Process. The Company has entered into an additional grant to further develop the process. Under the grant the state contributes funds to demonstrate the effectiveness of the sintering process (which is utilized in the Cetek Process) by building, operating and documenting the performance of the process. The Company is obligated to expend funds for this purpose. The State is to receive a royalty on future sales.

Nature of Company's Products and Services to be Offered

The Company does not anticipate maintaining an inventory or manufacturing products for sale of off-the-shelf products. Rather, it anticipates its sales will be made to fulfill orders for ceramic products in accordance with the specifications of a customer. The Company anticipates products made with the Cetek Process will be utilized for substrates for electronic components and for structural materials.

Substrates are made in a variety of sizes and are used as base for electronic circuitry. Each electronic product may require a different substrate. Generally after a ceramic manufacturer produces the substrates according to an electronic customer's specifications, either a subcontractor or the customer attaches or sets plugs or pins where the wiring and components are to be attached to the substrate for a completed product. The Company intends to acquire the equipment necessary for insertion of the plugs at a future stage of its development. Whether simply as a supplier of ceramic material or full service contractor the Company intends to market its services to manufacturers of various electronic components.

The Company will also actively market its special ceramic material to be used for flat display panels. This is the use of an extremely thin (less than an inch) display for electronic products (i.e., screens for laptop.) The ceramic is used for (back panel of the display). With the increased interest in the development of flat panel display, the industry has attracted federal investment. The Company also believes that the ceramic material back panel for flat panel displays will further be applied for use on aircraft panels, operating room electronics and other medical applications.

Proposed Marketing and Sales

At the present time the Company is seeking to pursue its ceramic business in the small to medium sized quantity order market for electronic ceramic products and flat panel display products.

The marketing and sales effort will be carried by the President and independent non-exclusive sales representative. The Company intends to enter into agreements with several sales organizations for domestic sales and two for international sales.

The Company further believes that its marketing strengths lie in the fact that the Company will offer quality products at competitive prices due to its manufacturing process as well as its ability to offer a complete manufacturing and service facility in one location.

Employees

As of November 1, 2000 the Company employees 21 full-time employees, none of whom are subject to employment agreements. None of the employees are members of labor unions. Management believes that it enjoys satisfactory relations with its employees.

Competition

If the Company obtains sufficient funds and is able to commence production of ceramic material in commercial quantities the Company will compete with other manufacturers of ceramic products. Many of these firms have greater financial, managerial and technical resources than the Company. The Company will be in direct competition with large companies such as Kyocera (Japan), Coors (US) and Phillips of the Netherlands, as well as a large number of smaller companies. The Company's ability to be competitive in the future will depend on its ability to demonstrate the cost and structural advantage of products made with the Cetek Process. There can be no assurance that the Company will be able to enter into such agreements and be competitive. The Company is an insignificant factor in the contract manufacturing industry.

Research and Development

The Company has expended $41,747 in first quarter of 2000, $37,698 in the first nine months of 1999 and $19,171 in 1998 for research and development. The research expenses included the expenses of employees, various consultants, and the costs of supplies and independent testing.

The Company has had its products tested by a number of independent laboratories. The primary purpose of these tests is to enable the Company to gauge the effectiveness of the Company's Cetek Process. The results of these tests are made available to potential customers which generally also conduct their own tests. Until his retirement in 1997 from Alfred University one of the Company's director's was a professor at this university, which provided testing. The Company does not believe this relationship effected the validity of the tests in any manner.


ITEM 2.           Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the Financial Statements and related footnotes.

This report contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995 with respect to the business of the Company. These forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from these forward-looking statements. These risk include:

        -    the failure to obtain orders for products made with the Cetek
             Process;
        - the failure to receive sufficient capital to commence ceramic business and for operations;
        - the inability to manufacture products utilizing the Cetek Process in commercial quarters;
        -    products utilizing the Cetek Process in commercial quarters;
        -    the loss of contact manufacturing customers;
        -    change in technology.

Plan of Operation

The Company has incurred losses since inception. The Company has completed the development of its Cetek Process for commercial purposes. During 2000, the Company will seek to change the emphasis of its business operations from contract manufacturing work to its ceramic operations. The Company is satisfied that it is ready to market products utilizing the Cetek Process. Its main focus during the remainder of 1999 and 2000 will be to explore the marketability of product manufactured through the Cetek Process. The Company has held discussions with several potential customers and supplied these potential customers with samples. If it obtains sufficient customer interest it will seek financing of its ceramic operation necessary to purchase any needed equipment and for operating expenses. The Company will also hire additional employees for production and marketing of its product. The Company also intends to pursue contract manufacturing operation but will allocate more of its resources to its ceramic operations if the ceramic operations increase.

Statement of Operations

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

The Company had comparable revenues for the first six month period of 1999 and 1998 ($163,940 in 1999 and $162,572 in 1998.) The Company, however, incurred a net loss of $280,176 in revenues during the six months ended June 1999 as compared to a net loss of

$139,595 during the six months ended June 1998. Such loss resulted primarily from an increase in selling, general and administrative costs from $83,000 in June 1998 to $203,175 in June, 1999. The increase was primarily due to the Company's activities in conjunction with the development of its Cetek.

-  Year Ended 1999 Compared to Year Ended 1998

The Company had slightly more revenues in first quarter 2000 then in first quarter 1999 ($71,274 in 2000 and $66,263 in 1999). The Company's net loss declined from $251,805 in the first quarter 1999 to $191,635. The Company incurred a net loss of approximately $842,000 1999 compared to 301,000 in 1998. This loss resulted primarily from increased cost and expenses which increased from approximately $674,750 in 1998 to approximately $1,196,000 in 1999. The increase in expenses was in significant part attributable to an increase in research expenses from $19,171 in 1998 to 351,085 in 1999 for the development of the Cetek Process. In addition, interest expenses rose from $72,047 in 1998 to $285,400 in 1999, due to a non-cash charge of $186,000 to reflect the conversion of debentures below market value.

Liquidity

The Company had a working capital deficit of approximately ($86,627) as of June 30, 2000 compared to a working capital deficit of approximately ($450,000) as of December 31, 1998. The reduction of deficit is primarily attributable to the sale of the Company's securities in 1999.

The Company however does not have sufficient working capital to sustain its current levels of operations. During 1999 the Company has been unable to pay its indebtedness on a timely basis. It has defaulted on several obligations including a loan from Dutchess County Economic Development Corp. and amounts due on equipment leases. In addition it has been unable to make rent payments for its facility or to pay its chief executive officer salary. These payments aggregating $100,000 have been waived and has been treated as a capital contribution.

The Company was only able to continue operations by financing activity pursuant to which it received $1,000,000. In March 1999, the Company completed a private placement of its securities by issuing 2% Series A Senior Subordinated Convertible Debentures. Through such placement, the Company obtained gross proceeds of $600,000. It also obtained additional funds of approximately $6,000,000 in the first nine months of 1999 from the sale of equity. Unless the Company obtains additional funds from financing or other sources it may not be able to survive and will not be able to promote the Cetek Process.

The Company's present liquidity problem stems from the funding requirements necessary to develop the Cetek Process. The Company utilized the funds to produce samples of its product which it either had tested by independent laboratories or provided to potential customers. It also acquired and converted equipment for the Cetek Process. The Company has estimated it needs additional funds to commence commercial operations in order, among other things, to purchase additional equipment estimated to cost approximately $450,000.

ITEM 3.           Description of property

The Company's executive offices and facilities are located at 19 Commerce Street, Poughkeepsie, New York where it leases approximately 20,000 square feet pursuant to a lease that expires in October, 2001 The annual base rental for this space, which was renovated in 1991, is approximately $90,000. The landlord, who is the principal stockholder and chief executive officer of the Company, has agreed to waive all payments for the rent while the Company is in default to a lender.


ITEM 4.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of October 31, 1999 certain information concerning the shares of Common Stock beneficially owned by each director and executive officer of the Company, by all officers and directors of the Company as a group, and by each stockholder known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock.

                                                                                 Beneficial
                                                              Shares of          Percentage
                                                            Common Stock         Ownership
                                                            ------------         ---------
Fayiz K. Hilal (1)                                             5,162,000            9.34%

Christopher G. Hilal (3)                                   5,200,000 (1)            9.41%

Dr. Gordon Love                                               30,000 (2)            0.05%

Dr. Richard Spriggs                                           30,000 (2)            0.05%

Thomas Aposporos                                              30,000 (2)            0.05%

Dr. Ellen Tormey                                              20,000 (2)            0.04%

Hilal Family Trust                                             4,000,000            7.24%

John P. Hilal (3)                                              1,200,000            2.17%

David M. Hilal (3)                                             1,200,000            2.17%

Bridget M. Hilal (3)                                           1,200,000            2.17%


All officers and directors as a group                     10,472,000 (1)           18.95%
(a total of 6 persons)

(1) Includes the 4,000,000 shares of the Company's common stock owned by the Hilal Family Trust of which Christopher G. Hilal is Trustee and has sole voting power over these shares.

(2) Represents significantly less than 1% of the issued and outstanding shares of the Company's common stock.

(3) John Hilal, Christopher Hilal, Bridget Hilal and David Hilal are all children of Fayiz Hilal none of whom are dependent children. Each of these children are beneficiaries of the Hilal Family Trust. Except in the case of Christopher Hilal who is sole Trustee none of the shares owned by the Trust are included in the number of shares owned by any of these beneficiaries.


ITEM 5. Directors, Executive Officers, Promoters and Control Persons The directors and executive officers of the Company are as follows;

                  Name                            Age               Position
                  ----                            ---               --------
                  Fayiz Hilal                     59                President and Chairman of the Board
                  John Hilal                      30                Vice President of Operations, Director
[                 Dr. Gordon Love                 64                Vice President of Strategic Planning, Technical
                                                                    Director, Director]
                  Dr. Richard Spriggs             64                Director
                  Thomas C. Aposporos             45                Director
                  Dr. Ellen Tormey                38                Director

All directors serve for a term of one year or until their respective successors have been duly elected.

FAYIZ HILAL. Mr. Hilal is the founder of Cetek Technologies, Inc. and has served as its President and Chairman of the Board since its inception. Prior to establishing the Company, Mr. Hilal served as Chairman and Chief Executive Officer of Tratron, Inc., which he established in 1976 specializing in custom engineering and technical design services. In addition, Mr. Hilal held technical and managerial positions with Honeywell, Inc., Chemical Rubber and I.B.M. Corporation.

JOHN HILAL. Mr. Hilal has been employed by the Company since 1994 and has served as Vice President of Manufacturing and Director of the Company since 1996. Mr. Hilal received his undergraduate degree in Business and Marketing from the University of Notre Dame in 1994. Mr. John Hilal is the son of Fayiz Hilal.

DR. GORDON LOVE. Dr. Love has been Vice President of Strategic Planning, Technical Director and a Director of the Company since 1993. From 1987 to 1992, he served as Technical Director of the ceramic division of ALCOA. From 1978 to 1987, Dr. Love served as Vice President of Technology at Sprague Electric Company. Dr. Love received his B.S. degree in Metallurgy from Case-Western Reserve University in 1958 and his M.S. degree and PhD in Metallurgy from Carnegie-Mellon University in 1960 and 1963, respectively.]

DR. RICHARD SPRIGGS. Dr. Spriggs has served as a director of the Company since 1993. From 1987 to the present, he has served as and continues to serve as a John F. McMahon professor of ceramic technology at the New York State College of Ceramics at Alfred University. Prior thereto, Dr. Spriggs served nine years as a staff officer and staff director of the National Research Counsel at the National Academy of Sciences. Dr. Spriggs received his B.S. degree in Ceramics from Pennsylvania State University and his M.S. and PhD degrees in Ceramic Engineering from the University of Illinois.

DR. ELLEN TORMEY. Dr. Tormey has served as a Director of the Company since November, 1995. For more than the last five years she has been Senior Engineer with David Sarnoff Research Center. From 1991 to 1995, she was a Principal Engineer with Ceramics Process Systems Corporation. From 1989 to 1990, Dr. Tormey was Manager of Laminated Product R&D Group. Prior thereto, Dr. Tormey held management positions with several companies, as well as spending three years as Senior Engineer with Digital Equipment Corporation. Dr. Tormey received her B.S. degree in Ceramic Engineering from Alfred University in 1976 and her PhD in Ceramic Science from the Massachusetts Institute of Technology in 1982.

THOMAS C. APOSPOROS. Mr. Aposporos has served as a director of the company since 1995. For the last five years Mr. Aposporos is the principal in Aposporos & Son, a commercial real estate brokerage firm. He also serves as chairman of Progressive Bank, Inc. PSBK-NASDQ and as a director of Progressive's subsidiary, Pawling Savings Bank. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.


ITEM 6.           Executive Compensation

Mr. Fayiz Hilal, Chief Executive Officer of the Company, has not received any compensation during the last three fiscal years. During 1998 through 1999 he accrued $100,000 of salary all of which he has waived. There are no employment agreements with any officer. The Company does not pay any compensation to its directors.


ITEM 7.           Certain Relationships and Transactions

During the years ended December 31, 1999 and 1998 Mr. Fayiz Hilal, the Company's president and principal shareholder advanced the Company approximately $5,000 and $38,302 respectively. Interest in the amount of $15,334 and $12,643 accrued respectively in each such year. The amount owing to Mr. Hilal is represented by a note in the amount of $237,801 which includes advances and accrued interest.

The Company leases its executive office space and manufacturing facility under a lease from Mr. Hilal on a month-to-month basis. Mr. Hilal has waived all rent payments until debt obligations to the U.S. Small Business Administration and Dutchess County Economic Development Corp. have been paid in full, in accordance with the terms of the loans.


ITEM 8.           Description of Securities

General

The Company's authorized capital stock consists of 150,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. The Company does not currently intend to declare to pay cash dividends in the foreseeable future, but rather intends to retain any future earnings to finance the expansion of its businesses. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to shareholders after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock.

The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. All of the outstanding shares of Common Stock are and the share to be sold in this Offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, option or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders.

Transfer Agent

The transfer agent for the Company's Common Stock is Jersey Transfer and Trust Co. located at 201 Bloomfield Avenue, P.O. Box 36, Verona, New Jersey 07044.

                                     PART II


ITEM 1.           Market For Common Equity and Other Related Stockholder Matters

Until October 1999 our common stock was quoted on the OTC Bulletin Board; thereafter quotations are published in the "pink sheets" maintained by National Quotation Bureau.

Set forth below are the high and low closing bid quotations for our common stock for quotes for the stock have appeared in the pink sheets published by the National Quotation Bureau. The quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

             Period Ending                   High Asked                Low Bid
             -------------                   ----------                -------

             December 31, 1999               -                            -

             September 30, 1999              -                            -

             June 30, 1999                   $0.1600                   $0.0600

             March 31, 1999                   0.3700                    0.0600

             December 31, 1998                0.0625                    0.0300

             September 30, 1998               0.1300                    0.1300

             June 30, 1998                    0.4300                    0.3125

             March 31, 1998                     *                          *

             December 31, 1997                  *                          *

             September 30, 1997                 *                          *

             June 30, 1997                      *                          *

             March 31, 1997                   0.1250                    0.1250

             August 15, 1999
             * no quote


As of August 15, 2000, there were approximately 125 recordholders of the our common stock, although we believe that there are more than five hundred beneficial owners of our common stock. There are no shares of preferred stock currently outstanding.

ITEM 2. Legal Proceedings

Management of the Company is not aware of any legal proceedings, threatened pending legal proceedings, to which the Company is a party or to which the property of the Company is subject as a defendant.

ITEM 3. Changes in and Disagreements with Accountants

None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

ITEM 4. Recent

Sales of Unregistered Securities The following sets forth information relating to all unregistered securities of the Company sold by it in the last 3 years.

In March, 1999, the Company completed a private placement of its securities by issuing 2% Series A Senior Subordinated Convertible Debentures. The Company received gross proceeds of $600,000 from the sale of these debentures. The debentures and interest were due March 17,

2001, with interest accruing at 2% per annum. The Company, at its option, at maturity may pay any remaining principal plus all accrued interest in cash or common stock of the Company. The holder of debentures are entitled, at their option, to convert all or any amount of the debentures into shares of the Company's Common Stock at a conversion price equal to 75% of market price. The notes were issued pursuant to Rule 504 of Regulation D. The holders of the debentures converted the entire amount of debentures into 678,745 shares of common stock. The issuance of these shares was exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 3(a)(9) thereof. During 1998 the Company issued approximately 7,240,381 shares for cash, satisfying of debt or revenues. These shares were issued pursuant to an exception pursuant to Section 4(2) of the Securities Act of 1933 (the "Act") or Rule 504 thereunder.

ITEM 5. Indemnification of Directors and Officers

The Certification of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Seventh of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

                                    PART F/S

See Index to Financial Statements and Financial Statements attached hereto.

  Exhibits
  --------


  Exhibit No.               Description
  -----------               -----------
  3.1                       CERTIFICATE OF INCORPORATION

                            CETEK TECHNOLOGIES, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1998

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----

Independent Auditors' Report                                          F-1 - F-2

Financial Statements:

  Consolidated Balance Sheets, December 31, 1998
   and 1997 and June 30, 1999 (Unaudited)                               F-3

  Consolidated Statements of Operations, Years
   Ended December 31, 1998, 1997 and 1996 and

   Six Months Ended June 30, 1999 and 1998 (Unaudited)                  F-4

  Consolidated Statements of Stockholders' Equity
   (Deficiency), Years Ended December 31, 1998,
   1997 and 1996 and Six Months Ended

   June 30, 1999 and 1998 (Unaudited)                                 F-5 - F-6

  Consolidated Statements of Cash Flows, Years
   Ended December 31, 1998, 1997 and 1996 and

   Six Months Ended June 30, 1999 and 1998 (Unaudited)                F-7 - F-9

  Notes to Consolidated Financial Statements                         F-10 - F-19

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Cetek Technologies, Inc.
Poughkeepsie, New York


         We have audited the accompanying consolidated balance sheet of Cetek Technologies, Inc. and its subsidiary (the "Company"), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' (deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cetek Technologies, Inc. and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, is in default on its loan obligations, has accumulated stockholders' deficit and a working capital deficit. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WIENER, GOODMAN & COMPANY P.C.
Certified Public Accountant

April 28, 1999 except for Note 1,
which is as of August 26, 1999

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                                          June 30,
                                                                                                  December 31,              1999
                                                                                         --------------------------    -------------
                                                                                              1998           1997       (Unaudited)
                                                                                         ------------     ---------    -------------
Current Assets:
  Cash                                                                                    $    17,350     $   4,691     $   266,128
  Marketable Securities                                                                          --            --           501,530
  Accounts receivable                                                                          54,298        59,128          23,286
  Inventory                                                                                    53,036         8,991          73,652
  Prepaid expenses                                                                               --           3,696          44,564
                                                                                          -----------     ---------     -----------
             Total Current Assets                                                             124,684        76,506         909,160

Property and equipment - net                                                                  270,350       362,528         395,643

Other assets                                                                                    7,130         9,684           5,853
                                                                                          -----------     ---------     -----------
             TOTAL ASSETS                                                                 $   402,164     $ 448,718     $ 1,310,656
                                                                                          ===========     =========     ===========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Short-term debt                                                                         $   108,000     $ 136,000     $   348,000
  Current portion of long-term debt                                                            67,823       187,105          77,671
  Current maturities of capitalized
   lease obligations                                                                          137,123       137,123         141,168
  Accounts payable                                                                             48,164        99,884          71,157
  Accrued expenses                                                                            213,017       127,716         170,241
                                                                                          -----------     ---------     -----------
             Total Current Liabilities                                                        574,127       687,828         808,237

Long term Capital Lease obligations                                                              --            --            45,298
Long term debt                                                                                 95,248          --            67,228
Note payable to officer                                                                       232,792       194,500         232,792
                                                                                          -----------     ---------     -----------
             Total Liabilities                                                                902,167       882,328       1,153,555
                                                                                          -----------     ---------     -----------


Stockholders' Equity (Deficiency):
  Preferred stock, par value $.001 per
   share - authorized 1,000,000 shares;
   none issued                                                                                   --            --              --
  Common stock, par value $.001 per
   share - authorized 150,000,000 and 50,000,000 shares; for the period ending
   June 30, 1999 and December 31, 1998 and 1997 respectively outstanding
   38,049,122, 22,562,279 and 15,321,898
   shares                                                                                      22,563        15,322          38,050
  Paid-in-capital                                                                             576,601       399,368       1,503,871
  (Deficit)                                                                                (1,099,167)     (848,300)     (1,379,343)
  Cumulative other comprehensive (loss)                                                          --            --            (5,477)
             Total Stockholders' Equity
               (Deficiency)                                                                  (500,003)     (433,610)        157,101

             TOTAL LIABILITIES AND STOCK-
             HOLDERS' EQUITY (DEFICIENCY)                                                 $   402,164     $ 448,718     $ 1,310,656
                                                                                          ===========     =========    ============


                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                              For the Six
                                                                                              Months Ended
                                                          Year Ended December 31,                June 30,
                                        ---------------------------------------------   ------------------------------
                                           1998             1997          1996               1999            1998
                                        ---------        ---------      ---------       ------------      ----------
                                                                                                (Unaudited)
Revenue:                                $    373,884    $    367,111    $    311,709    $    163,940    $    162,572
                                        ------------    ------------    ------------    ------------    ------------

Cost and Expenses:
 Cost of sales                               366,840         429,311         291,083         183,588         175,420
 Selling, general and
    administrative                           166,693         169,238         213,357         203,175          83,261
 Research and development                     19,171          15,037          35,579          29,908           8,086
 Interest expense                             72,047          75,368          20,991          34,452          35,400
 Loss on sale of assets                         --            24,200            --              --              --
 Dividend income                                --              --              --             7,007            --
                                        ------------    ------------    ------------    ------------    ------------
                                             624,751         713,154         561,010         444,116        302,167
                                        ------------    ------------    ------------    ------------    ------------

Net (loss)                              $   (250,867)   $   (346,043)   $   (249,301)   $   (280,176)   $   (139,595)
                                        ============    ============    ============    ============    ============
(Loss) per common share -
 basic                                  $       (.01)   $       (.02)   $       (.02)   $       (.01)   $       (.01)
                                        ============    ============    ============    ============    ============
(Loss) per common share -
 diluted                                $       (.01)   $       (.02)   $       (.02)   $       (.01)   $      (.01)
                                        ------------    ------------    ------------    ------------    -----------
Weighted average number of
 common shares outstanding -
 basic                                    17,636,422      15,321,898      15,321,898      28,020,192      16,470,199
                                        ============    ============    ============    ============    ============
Weighted average number of
 common shares outstanding -
 diluted                                  17,636,422      15,321,898      15,321,898      28,020,192      16,470,199
                                        ============    ============    ============    ============    ============

                 See notes to consolidated financial statements.

                    CETEK TECHNOLOGIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                          Cumulative
                                      Common Stock                           Other
                                   Shares         Par        Paid-In      Comprehensive                  Comprehensive
                                 Outstanding     Value       Capital      Income (loss)     (Deficit)    Income (loss)     Total
                                 -----------     -----      ---------     -------------     ---------    --------------  ---------
Balance, January 1,
  1996, as
  restated                        15,321,898     $15,322     $293,568       $ --         $  (252,956)       $ --         $  55,934

Forgiveness of
  rent obligation                       --          --         50,000         --                --            --            50,000
Net (loss)                              --          --           --           --            (249,301)         --          (249,301)
                                  ----------     -------     --------       ------       -----------        ------       ---------

Balance, December
 31, 1996 as re-
 stated                           15,321,898      15,322      343,568         --            (502,257)         --          (143,367)

Forgiveness of rent
 obligation                             --          --         50,000         --                --            --            50,000
Issuance of warrants                    --          --          5,800         --                --            --             5,800
Net (loss)                              --          --           --           --            (346,043)         --          (346,043)
                                  ----------     -------     --------       ------       -----------        ------       ---------

 Balance, December
 31, 1997                         15,321,898      15,322      399,368         --            (848,300)         --          (433,610)

Forgiveness of rent
 obligation                             --          --         50,000         --                --            --            50,000
Sale of Common Stock
 (at $.0333 per share              3,224,020       3,225      104,096         --                --            --           107,321
Conversion of
 convertible debt to
 common stock
 (at $.0333 per share)                46,361          46       23,137         --                --            --            23,183
Issuance of stock
 for services, valued
 at $.001 per share                3,970,000       3,970         --           --                --            --             3,970
Net (loss)                              --          --           --           --            (250,867)         --          (250,867)
                                  ----------     -------     --------       ------       -----------        ------       ---------

Balance, December
 31, 1998                         22,562,279      22,563      576,601         --          (1,099,167)         --          (500,003)


                 See notes to consolidated financial statements.

                    CETEK TECHNOLOGIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                                                          (Continued)


                                                                           Cumulative
                                         Common Stock                        Other
                                      Shares         Par       Paid-In    Comprehensive   Comprehensive
                                    Outstanding     Value      Capital    Income (loss)    (Deficit)       Income (loss)    Total
                                    -----------     -----     ---------   -------------    ---------       --------------  -------
Forgiveness of rent
  obligation                              --         --          25,000       --                 --             25,000
Sale of common stock
  (at $.0544per share)               8,297,818      8,298       443,459       --                 --            451,757
Conversion of debenture
  (at $.045 - $.0562 per
   share)                            7,189,025      7,189       342,811       --                 --            350,000
Compensation expense in
  connection with sale of
  common stock                            --         --         116,000       --                 --            116,000
Net unrealized (losses)
  on marketable securities                --         --            --       (5,477)              --          $  (5,477)     (5,477)
Net (loss)                                --         --            --         --             (280,176)        (280,176)   (280,176)
                                                                                                              --------
Comprehensive income (loss)               --         --            --         --                 --          $(285,653)       --
                                    ----------    -------    ----------    -------        -----------         ========   ---------



Balance, June 30, 1999              38,049,122    $38,050    $1,503,871    $(5,477)       $(1,379,343)                   $ 157,101
                                    ==========    =======    ==========    =======        ===========                    =========




                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                For the Six
                                                                                                               Months Ended
                                                                  Year Ended December 31,                         June 30,
                                                       ------------------------------------------         -------------------------
                                                         1998             1997            1996                1999          1998
                                                       --------         --------        ---------         ----------   ------------
                                                                                                                (Unaudited)
Cash flows from operating
 activities:
    Net (loss)                                        $(250,867)       $(346,043)       $(249,301)       $(280,176)       $(139,595)
    Adjustments to reconcile net
     (loss) to net cash provided
     by operating activities:
  Depreciation                                           92,178           98,958           51,513           45,438           46,089
    Loss on sale of fixed
     assets                                                --             24,200             --               --               --
    Non cash - rent expense                              50,000           50,000           50,000           25,000           25,000
    Non cash compensation                                  --              5,800             --            116,000             --
    Conversion of debt for stock                          3,183             --               --               --               --
    Issuance of stock for services                        3,970             --               --               --               --
  Changes in operating assets
       and liabilities net of
     effects from purchase of
       C. W. Inc.                                           617          209,046           (5,213)        (559,681)          (6,279)
                                                      ---------        ---------        ---------        ---------        ---------
             Net Cash Provided by
        (Used in)Operating
        Activities                                     (100,919)          41,961         (153,001)        (653,419)         (74,785)

Cash flows from investing acti-
  vities:
    Purchases of equipment                                 --           (300,000)         (78,217)        (120,732)            --
    Proceeds from sale of fixed
   assets                                                  --            250,000             --               --               --
                                                      ---------        ---------        ---------        ---------        ---------
             Net Cash (Used in)
              by Investment
              Activities                                   --            (50,000)         (78,217)        (120,732)            --
                                                      ---------        ---------        ---------        ---------        ---------



                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                                                         For the Six
                                                                                                         Months Ended
                                                          Year Ended December 31,                           June 30,
                                               -----------------------------------------         ------------------------------
                                                 1998             1997            1996                1999               1998
                                               --------         --------        --------            -------            -------
                                                                                                            (Unaudited)
Cash flows from financing acti-
 vities:
    Proceeds from sale of stock                 107,321             --               --              451,757              49,500
    Proceeds from sale of conver-
      tible debentures                           16,000          120,000          600,000               --
    Repayment of borrowings                     (32,035)         (39,583)         (53,042)           (28,828)            (14,743)
    Proceeds from officer loan                   38,292           27,500          167,000               --                38,292
                                              ---------        ---------        ---------        -----------            --------
             Net Cash Provided by
              Financing Activities              113,578            3,917          233,958          1,022,929              73,049
                                              ---------        ---------        ---------        -----------            --------

Net Increase (Decrease) in Cash                  12,659           (4,122)           2,740            248,778              (1,736)

Cash - beginning of year                          4,691            8,813            6,073             17,350               4,691
                                              ---------        ---------        ---------        -----------            --------

Cash - end of year                            $  17,350        $   4,691        $   8,813        $   266,128            $  2,955
                                              =========        =========        =========        ===========            ========

Changes in operating assets and
 liabilities net of effects from
 purchase of C. W., Inc. consist of:
  (Increase) in marketable
     securities                               $    --          $    --          $    --          $  (507,007)           $   --
  (Increase) decrease in accounts
     receivable                                   4,830          (16,046)         139,775             31,012               4,459
  Decrease (increase) in inventory              (44,045)           2,213          (11,204)           (20,616)             (3,929)
  Decrease (increase) in prepaid
     expenses                                     3,696               33           (3,729)           (44,564)               --
    Decrease (increase) in other assets           2,555          102,554          (96,800)             1,277               1,278
  Increase (decrease) in
   accounts payable                             (51,720)          59,835           12,450             22,993               6,579
  Increase (decrease) in accrued
     expenses                                    85,301           62,293          (47,541)           (42,776)
    (Decrease) increase in due to
   affiliated company                              --             (1,836)           1,836               --                  --
                                              ---------        ---------        ---------        -----------            --------

                                              $    (617)       $ 209,046        $  (5,213)       $  (559,681)           $ (6,279)
                                              =========        =========        =========        ===========            ========


                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                                             For the  Six
                                                                                             Months Ended
                                                          Year Ended December 31,              June 30,
                                                     ----------------------------------   -------------------
                                                       1998         1997        1996       1999        1998
                                                     --------     --------    ---------   -------    --------
                                                                                             (Unaudited)
Supplementary Information:
    Cash paid during the year for:
      Interest                                      $   16,078   $   27,128   $  14,921   $  8,343   $ 7,400
                                                    ==========   ==========   =========   ========   =======
      Taxes                                         $        0   $      675   $     753   $  1,537   $  --
                                                    ==========   ==========   =========   ========   =======



Non-Cash Financing Activities:
  Conversion of
   debt to common stock                             $   20,000   $     --     $    --     $273,000   $20,000
                                                    ==========   ==========   =========   ========   =======
  Fair value of rent
   contributed by officer                           $   50,000   $   50,000   $  50,000   $ 25,000   $25,000
                                                    ==========   ==========   =========   ========   =======
  Issuance of warrants                              $     --     $    5,800   $    --     $   --     $  --
                                                    ==========   ==========   =========   ========   =======
  Capitalized lease obligations                     $     --     $     --     $ 148,732   $ 50,000   $  --
                                                    ==========   ==========   =========   ========   =======
  Issuance of stock for services                    $    3,970   $     --     $    --     $   --     $   740
                                                    ==========   ==========   =========   ========   =======
    Conversion of accrued interest
   to common stock                                  $    3,183   $     --     $    --     $   --     $ 3,183
                                                    ==========   ==========   =========   ========   =======
  Unrealized loss on marketable
   securities                                       $     --     $     --     $    --     $  5,477   $  --
                                                    ==========   ==========   =========   ========   =======



                 See notes to consolidated financial statements.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1.           DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
             POLICIES

             Cetek Technologies, Inc. and its subsidiary (the "Company") are engaged in developing, marketing and manufacturing ceramic material and components used in electronics, medical and consumer products. In addition, they are in the business of general precision machining, sheet metal fabrication and welding, electronic manufacturing and testing as well as general design of components and systems.

             Nature of Business and Liquidity

             The Company's financial statements for the year ended December 31, 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

             As described in notes 6 and 12, the Company was in default at December 31, 1998 and 1997 on its loan agreements and its capitalized lease obligations. Additionally, the Company has incurred net losses of $251,000, $346,000, and $249,000 for the years ended December 31, 1998, 1997 and 1996, respectively. As of December 31, 1998, the Company has a stockholders' deficiency of $500,000 and a working capital deficiency of $545,000. Management recognizes that the Company's continued existence is dependent upon its ability to obtain needed working capital through additional equity and/or debt financing and increase its sales sufficiently to cover its costs and expenses. In an effort to increase its sales and profitability, management has acquired a manufacturing company (see Note 11) and is aggressively seeking new business. Management's plans include possible strategic alliances and mergers or acquisitions with other companies that may be compatible with the Company.

             Additionally, management's plans include obtaining private financing. During the six months ended June 30, 1999, the Company completed a private placement of its securities, in which the Company raised $997,000. See
Note 13 of Notes to Consolidated Financial Statements. There can be no assurance, even though the Company successfully raised these additional funds or if it enters into any business alliances, that the Company will achieve profitability or positive cash flow.

             Principles of Consolidation

             The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             Use of Estimates

             The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Concentrations of Credit Risk

             Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Exposure to losses on receivables is principally dependant on each customer's financial condition. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures.

             Inventories

             Inventories, consisting of raw materials and finished goods, are stated at the lower of cost (first-in, first-out) or market.

             Depreciation and Amortization

             Property and equipment are stated at historical cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over their estimated useful lives.

             Stock Based Compensation

             Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. The Company has adopted the disclosure-only provisions of SFAS 123

             Evaluation of Long-Lived Assets

             Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by the excess, if any, of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. As of December 31, 1998, management concluded that no valuation allowance was required.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             Earnings Per Common Share

             In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted earnings per share, instead of the primary and fully diluted EPS that was required. The new standard requires additional informational disclosures, and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15.

             Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Common stock equivalents outstanding at June 30, 1999 and 1998 and at December 31, 1998 and 1997, relate to 100,000 and 120,000 warrants to purchase common stock respectively. For the periods ending June 30, 1999 and 1998 and during the two years ending December 31, 1998, common stock equivalents were not used in the computation of diluted loss per common share as their effect would be antidilutive.

             In June 1998, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 13 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities". The Company is required to adopt the provisions of this Statement in the 2000 year-end financial statements. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has no yet determined the future impact on the Company's consolidated financial statements.

        Fair Value of Financial Instruments

             For financial instruments including cash, accounts receivable, accounts payable and accrued expenses it was assumed that the carrying amount approximated fair value because of the short maturities of these instruments.

Unaudited Interim Financial Statements

             The financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for those periods. The results for the interim period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Reclassification

     Certain reclassifications have been made to prior year balances in order to conform with the current year's presentation.

2. ACQUISITION

    During January, 1997, the Company acquired all of the assets of C. W. Inc., a company that manufactures ceramic material and components used in electronics, medical and consumer products, free and clear of any liens or liabilities, for $300,000. The assets purchased consisted primarily of machinery and equipment and customer lists. Subsequent to the acquisition, the Company sold a majority of the machinery and equipment for $250,000. Of the remaining equipment, $25,000 was capitalized and approximately $25,000 was written off as unusable. The Company has recorded the acquisition as a purchase. The results of the operations from the date of acquisition to December 31, 1998 were not material.

3.           INVENTORIES

                                                                     December 31,       June 30,
                                                              -----------------------   --------
                                                                 1998          1997       1999
                                                              ----------    ---------   --------
             Raw materials                                    $    4,760    $   5,241   $  8,760
             Finished goods                                       48,276        3,750     64,892
                                                               ---------     --------    -------
                                                              $   53,076    $   8,991   $ 73,652
                                                               =========     ========    =======

4.           PROPERTY AND EQUIPMENT

                                                                     December 31,       June 30,
                                                              -----------------------  ---------
                                                                 1998         1997       1999
                                                              ----------   ----------  ---------
             Machinery and equipment                          $  564,737   $ 564,737   $720,717
             Leasehold improvements                               32,190      32,190     46,941
                                                               ---------    --------    -------
                                                                 596,927      596,927   767,658
             Less accumulated depreci-
              ation and amortization                             326,577     234,399    372,015
                                                               ---------    --------    -------
                                                              $  270,350   $ 362,528   $395,643
                                                               ==========   ========    =======

5.           INCOME TAXES

             At June 30, 1999, the Company has a net operating loss ("NOL") carryforward of approximately $1,097,000 for financial reporting and tax purposes expiring in the years 2009 through 2012. The Company has not reflected any benefit of such net operating loss carryforward in the accompanying financial statements in accordance with Financial Accounting Standards Board Statement No. 109 as the realization of this deferred tax asset is not more than likely.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

6.           DEBT

             Short-Term Debt


                                                      December 31,              June 30,
                                                 ---------------------       -------------
                                                   1998          1997             1999
                                                 --------     ---------      -------------
             Subordinated convertible
             debentures to various
             individuals, interest at
             11% per year, due on
             demand (1)(2)                       $ 108,000    $136,000         $ 98,000

             Subordinated convertible
             debentures to various
             individuals, interest at
             2% per year, due on
             March 17, 2001                          -            -             250,000
                                                 ---------    --------         --------
                                                 $ 108,000    $136,000         $348,000
                                                 =========    ========         ========



             Long-Term Debt

             Long-term debt consists of the following:


                                               December 31,               June 30,
                                        -----------------------           --------
                                           1998         1997                1999
                                        ----------   ----------           --------
    Note payable to U.S.
     Small Business Administration,
     interest at 11.75%, principal
    and interest, in the amount of
    $3,788 payable monthly,
    through May, 2002 (3)               $ 129,968    $ 154,002            $111,796

    Note payable to Dutchess County
     Economic Development Corp.,
     interest at 3.875%, principal
     and interest, in the amount of
    $681 payable monthly
     through November, 2001 (3)            33,103       33,103              33,103
                                       ----------   ----------             -------
                                          163,071      187,105             144,899
    Less amount due in one year            67,823      187,105              77,671
                                       ----------   ----------             -------

    Long-term debt                      $  95,248    $    -               $ 67,228
                                       ==========   ==========             =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

6.           DEBT (Continued)

(1) During November 1996, the Company entered into a private placement of securities, in which the Company raised $120,000 through the sale of Units. Each "Unit" consisted of one $20,000 convertible promissory note bearing interest at 11% per annum and a redeemable common stock warrant exercisable to purchase up to 20,000 shares of the Company's common stock at $1.50 per share expiring in five (5) years from the date of issuance and expiring through December, 2001. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $1 per share, and are convertible any time or by Automatic Conversion (based on the average of the last bid price of the Company's common stock as listed on NASDAQ or national securities exchanges, for a period of thirty (30) consecutive trading days if the price has equaled or exceeded $3.00 per common share). Due to the inability of the Company to sell the minimum number of units required under the private placement of securities, the notes are due on demand.

During 1998, one of the debt holders converted his note to 20,000 shares of the Company's Common Stock. In addition, $3,184 of accrued interest on the debt was converted into 3,183 of the Company's Common Stock. For the period ending June 30, 1999 and the year ending December 31, 1998 Company repaid $10,000 and $8,000 to various noteholders, respectively.

(2) During June 1997, the Company entered into a private placement of securities, in which the Company raised $16,000 through the sale of units. Each "Unit" consisted of one $8,000 convertible promissory note bearing interest at 11% per annum. Each note is convertible under the same terms as (1) above.

(3) On June 30, 1999, the Company was in default under the terms of its Bank loan agreement with the Dutchess County Economics Development Corp. Consequently, the remaining principal balance of $33,103 is due on demand and is presented as a current liability in the accompanying balance sheet.

             The notes are secured by substantially all the assets of the Company and officer life insurance policies in the amount of $235,000. Additionally, the building owned by Fayiz Hilal ("Hilal"), the Company's President, Chief Executive Officer and major shareholder, has been pledged as collateral. No rent payments may be paid to him while the loan is in default. (See Note 12).

7.           NOTE PAYABLE TO OFFICER/STOCKHOLDER

                                                      December 31,      June 30,
                                                 -------------------  ----------
                                                   1998        1997       1999
                                                 -------------------  ----------
             Note payable to officer/
              stockholder, interest pay-
              able at 6.5 % interest             $232,792   $194,500   $232,792
                                                  =======    =======    =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

8.  RELATED PARTY TRANSACTIONS

             (a) During the years ended December 31, 1998, 1997,and 1996, Hilal advanced the Company $38,292, $27,500, and $167,000, and interest was accrued in the amount of $7,565 and $5,500 for the period ending June 30, 1999 and 1998 and $12,643, $11,375, and $2,606, respectively. The note payable to officer at December 31, 1998 was $232,792.

             (b) The Company leases its facilities from Hilal. Hilal has forgiven all rent payments until the obligations to U.S. Small Business Administration and Dutchess County Economic Development Corp. have been paid in full, in accordance with the terms of the loans. The forgiveness of the rent obligation of $25,000 for the period ending June 30, 1999 and 1998 and $50,000 for the years ended December 31, 1996, 1997 and 1998, has been credited to additional paid-in capital.

             (c) The Company had transactions with an affiliated entity of Hilal for the year ended December 31, 1996. The Company sold to the affiliated entity, as part of a sub-contracting agreement, finished goods in the amount $26,224 and paid sales commissions of $1,836 for the year ended December 31, 1996.

9.           MAJOR CUSTOMERS

             The Company had sales in excess of ten (10%) percent with two (2) customers for the periods ending June 30, 1999 and 1998 and for the years ended December 31, 1998 and 1997. The amounts and percentage were approximately $97,000 (52.7%) and $85,000 (46.2%) and $104,000 (56.5%), $45,000 (26.5%) for
the periods ending June 30, 1999 and 1998 and $215,000 (55.7%) and $122,000
(31.6%) in 1998 and $157,000 (42.8%) and $72,000 (29.6%) in 1997.

             The loss of these customers could have a materially adverse effect on the Company.

10.          PRIOR PERIOD ADJUSTMENT

             The accompanying financial statements for the year ended December 31, 1996 have been restated to correct an error related to the exclusion from the statement of operations of rent expense which was forgiven by Hilal, the owner of the property which the Company occupies. The effect of the restatement was to increase the net loss for 1996 by $50,000 and $.00 and per share.

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

11.          WARRANTS

             The Company issued warrants in connection with a private placement debt offering. The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." Interest expense has been charged for the warrants issued to non-employees based on the fair value at the grant date consistent with the provisions of SFAS No. 123. Therefore, the net loss, basic loss per share, and diluted loss per share for years ended 1998 and 1997 are the same for both reported and proforma amounts.

             The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for warrants in 1996: dividend yield of -0-%, expected volatility of -0-%, risk free interest rate of 4.0% and expected life of five (5) years.

             Information regarding the Company's Warrants for 1998, 1997 and 1996 is as follows:

                                           1998                    1997                   1996
                                ----------------------    -------------------     -------------------
                                             Weighted-               Weighted-               Weighted-
                                              Average                 Average                 Average
                                             Exercise                Exercise                Exercise
                                Shares         Price      Shares      Price       Shares       Price
                                ------       ---------    ------     ---------    ------     ---------
Warrrants outstanding
 beginning of year              120,000       $ 1.50      120,000     $ 1.50        -          $  -
Warrants exercised              (20,000)        1.50         -           -          -             -
Warrants granted                   -             -                                120,000      $ 1.50
                                -------      -------      -------    -------      -------     -------
Warrants outstanding
 end of year                   100,000        $ 1.50      120,000     $ 1.50      120,000      $ 1.50

Warrants price range
 at end of year                $  1.50                    $  1.50                 $  1.50
Warrant price range

 for exercised shares          $  1.50                    $  -                    $   -
Weighted-average fair
 value of warrants
 granted during the year       $   -                      $  -                    $   .24

             The following table summarizes information about fixed-price stock warrants outstanding at December 31, 1998:

                             Weighted-                         Number
             Number Out-     Average           Weighted-     Exercisable       Weighted
Range of     standing at     Remaining         Average           at            Average
Exercise     December 31,    Contractual       Exercise      December 31,      Exercise
 Price          1998           Life              Price           1998            Price
--------     ------------    -----------       ---------     ------------      ---------
$   1.50      100,000        2 yrs. 11 mos.     $ 1.50          100,000         $  1.50
              =======                                           =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

12.          COMMITMENTS AND CONTINGENCIES

             Leases

(a) The Company leases its facilities under an operating lease with Hilal on a month-to-month basis. Hilal has waived rent payments until the obligations to the U.S. Small Business Administration and Dutchess County Economic Development Corp. have been paid and retired in accordance with the terms of the loans. (See
Note 5 of Notes to Consoli-dated Financial Statements). Under the terms of the lease, the Company is responsible for real estate taxes and other executor charges. The rent and executory charges for the period ending June 30, 1999 and the years ended December 31, 1998, 1997 and 1996 were $33,637, $55,706, $85,040, and $79,227, respectively.

(b) The Company leases equipment under capital leases. The equipment in the amount of $232,332 and $148,732 is included in property and equipment as follows:

                                December 31,                  June 30,
                        -------------------------             ---------
                           1998            1997                  1999
                        ---------       ---------             --------

Equipment               $ 148,732       $ 148,732             $ 237,732
Less accumulated
  depreciation             42,494          21,247                65,224
                         --------        --------              --------
                        $ 106,238       $ 127,485             $ 172,508
                         ========        ========              ========

              At June 30, 1999, the Company was in default on the leases due to Colonial Pacific due to non-payment of monthly principal and interest lease agreements. Consequently, the remaining principle balance of $137,123 is due on demand and is presented as a current liability in the balance sheet.

Following is a schedule of future minimum lease payment for capital leases as of December 31, 1998:

                      1999               $138,910
                      2000                 12,572
                      2001                 12,572
                      2002                 12,572
                      2003                 12,572
                      2004                  6,330
                  Thereafter                   -
                                          --------
                                          195,528

Less interest                               9,062
                                          -------

Present value of net
  minimum obligations                     186,466

Less current portion                      141,168
                                          -------

Long-term obligation                     $ 45,298
                                          =======

                     CETEK TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              (INFORMATION FOR JUNE 30, 1999 AND 1998 IS UNAUDITED)

12.          COMMITMENTS AND CONTINGENCIES (Continued)

             3) In the event of termination, death, sale or transfer of ownership of the control of the Company, additional compensation shall be paid in an amount equal to the sum of $350,000 less the total compensation paid above.

             For the period ending June 30, 1999 and the years ending 1998 and 1997, no amounts were earned under the terms of the agreement.

             Commitment

             In connection with the acquisition of the assets of C. W. Inc. in January, 1997, the Company entered into an employment agreement with a sales representative for a term of ten (10) years. The sales representative will be paid:

             1) A fifteen (15%) percent commission on the gross sales (as defined) on the first $800,000 and eight (8%) percent commission on the excess during the first three (3) years.

             2) For the remaining seven (7) years he will receive eight (8%) percent commission on gross sales that he services and ten (10%) percent commission on sales to new customers.

13.          SUBSEQUENT EVENT

    In March 1999, the Company completed a private placement of its securities by issuing 2% Series A Senior Subordinated Convertible Debentures. The Company raised $600,000 from the sale of these debentures. The debentures and interest are due March 17, 2001, with interest accruing at 2% per annum. The Company, at their option, at maturity may pay any remaining principal plus all accrued interest in cash or common stock of the Company. The holder of debentures are entitled, at their option, at any time immediately following execution of the agreement to convert all or any amount of the debenture into shares of Common Stock, $.001 par value per share, of the Company. The conversion price for each share of Common Stock will be equal to 75% of the closing bid price of Common Stock as reported on the National Association of Securities Dealers Electronic Bulletin Board for the day immediately preceding the date of receipt by the Company of notice of conversion.

    Debt discount in connection with the issuance of debt with stock purchase warrants must be amortized over the life of the related obligation and interest expense will be included in the accompanying statements of operations in 1999.

    As of June 30, 1999 the holders of the debentures converted $350,000 of the debentures into 7,189,025 shares of common stock.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:   August 21, 2000


                                              CETEK TECHNOLOGIES, INC.


                                              By: /s/ Fayiz  Hilal
                                                 ---------------------------
                                                 Fayiz Hilal, President
                                                 and Chief Executive Officer